Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS COMMENCES CLINICAL PROGRAM TO STUDY EBLASAKIMAB IN DUPILUMAB-EXPERIENCED ATOPIC DERMATITIS PATIENTS

-
ASLAN plans to begin TREK-DX (TRials in EblasaKimab in Dupilumab eXperienced AD patients) in the fourth quarter of 2022 to evaluate the efficacy and safety of eblasakimab as an alternative biologic in atopic dermatitis (AD) patients who have discontinued treatment with dupilumab
-
TREK-DX will study the potential use of eblasakimab in patients that have been treated with dupilumab, complementing the ongoing TREK-AD trial in biologic naïve patients
-
Results from both studies could position eblasakimab as the preferred first-choice biologic for the treatment of moderate-to-severe AD
-
TREK-DX program is part of the Company’s existing operating plan and has no impact on previously-reported cash runway
-
Further discussion of TREK-DX will take place during the Company-hosted R&D Day on September 15, 2022

California and Singapore, September 14, 2022 – ASLAN Pharmaceuticals (“ASLAN”, Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced that it plans to initiate a new clinical trial of eblasakimab for the treatment of moderate-to-severe atopic dermatitis (AD) in adult patients who have previously been treated with dupilumab. Eblasakimab is a potential first-in-class monoclonal antibody targeting the IL-13 receptor that has the potential to deliver a differentiated efficacy and safety profile. ASLAN expects to enroll the first patient in the trial in the fourth quarter of 2022.

“In contrast to our Phase 2b trial in biologic naïve patients, TREK-DX will allow us to evaluate eblasakimab’s unique mechanism of action in a new patient population,” said Dr Carl Firth, CEO, ASLAN Pharmaceuticals. “We believe that many patients previously treated with dupilumab can benefit from eblasakimab, and this data could support the use of eblasakimab in both the biologic naïve and experienced patient populations.”

The TREK-DX trial is expected to enroll 75 patients in a randomized, double-blind, placebo-controlled, multicenter trial in North America to evaluate the efficacy and safety of eblasakimab in patients with moderate-to-severe AD previously treated with dupilumab. The trial will enroll patients who have discontinued dupilumab treatment for any reason, including inadequate control of AD, loss of access or an adverse event. The program is part of the Company’s existing operating plan and has no impact on its previously-reported cash runway.

The trial will consist of a 16-week treatment period and a 12-week safety follow-up period. The primary efficacy endpoint is percentage change in Eczema Area Severity Index (EASI) score from baseline to week 16. Key secondary efficacy endpoints include the proportion of patients achieving Investigator Global Assessment (IGA) score of 0 (clear) or 1 (almost clear), proportion of patients with a 75% or greater reduction in EASI (EASI-75), proportion of patients achieving EASI-50 and EASI-90, and changes in peak pruritus.

“Dupilumab has played an important role in demonstrating the benefits of targeting the IL4/IL-13 signaling pathway in AD. However, some patients do not demonstrate an optimal or sustained response to dupilumab, or develop adverse events such as conjunctivitis, and thus seek an alternative treatment option that could offer an improved safety and efficacy profile,” said Dr Alex Kaoukhov, CMO, ASLAN Pharmaceuticals. “As we have seen in other indications, such as psoriasis, targeting different molecular components of the same signaling pathway can lead to different clinical outcomes and we believe that eblasakimab’s unique approach to blocking the Type 2 receptor may offer an effective treatment for dupilumab-experienced patients.”

ASLAN is also conducting the TREK-AD trial, a global randomized, double-blind, placebo-controlled, dose-ranging, Phase 2b clinical trial, to evaluate the efficacy and safety of eblasakimab in adult patients with moderate-to-severe AD who are candidates for systemic therapy. Topline data from this trial is expected in the first half of 2023.

ASLAN’s management is hosting a Research and Development (R&D) Day on Thursday, September 15, 2022, from 10:00am to 1:30pm ET at the St. Regis Hotel in New York. To attend the event in person or virtually, please click here for registration. A replay of the event and presentation materials will be available on the Investor Relations section of ASLAN Pharmaceutical’s website at https://ir.aslanpharma.com/

About eblasakimab

Eblasakimab is a novel, potential first-in-class monoclonal antibody that targets the IL-13 receptor α1 subunit (IL13Rα1), one of the components of the Type 2 receptor. By blocking the Type 2 receptor, eblasakimab prevents signaling through both interleukin 4 (IL-4) and interleukin 13 (IL-13) – the key drivers of inflammation in AD. Its unique mechanism of action has the potential to deliver a differentiated safety and efficacy profile as well as an improved dosing regimen. ASLAN is currently conducting the TREK-AD trial, a global randomized, double-blind, placebo-controlled, dose-ranging, Phase 2b clinical trial, to evaluate the efficacy and safety of eblasakimab in adult patients with moderate-to-severe AD who are candidates for systemic therapy. Topline data is expected in the first half of 2023. The TREK-DX trial evaluating the efficacy and safety of eblasakimab in adult patients with moderate-to-severe AD who have previously been treated with dupilumab is expected to enroll the first patient in the fourth quarter of 2022.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is currently evaluating eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor, in atopic dermatitis, and farudodstat (also known as ASLAN003), a potent oral inhibitor of the enzyme DHODH, in autoimmune disease. ASLAN has a team in California and in Singapore. For additional information please visit www.aslanpharma.com or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab and farudodstat; the safety and efficacy of eblasakimab and farudodstat; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for eblasakimab and farudodstat; the potential of eblasakimab as a first-in-class treatment for atopic dermatitis and of farudodstat as a treatment for autoimmune disease; and the Company’s cash runway. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 25, 2022. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

ASLAN Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com